Exhibit 1
                                                                       ---------

For Immediate Release                                               27 July 2006


                              WPP GROUP PLC ("WPP")

                 Hill & Knowlton acquires Result Inc. in Canada

WPP announces that its wholly-owned operating company, Hill & Knowlton, the leading public affairs and public relations firm, has agreed to acquire certain assets of Result Inc. ("Result"), a corporate communications boutique.

Founded in 1981 and based in Calgary, Alberta, Result specializes in corporate communications products and services such as annual and quarterly reports, investor relations consulting and marketing materials.

Result's unaudited revenues for the year ended 30 September, 2005 were C$1,065,000 with net assets of C$338,912.

Contact:
Feona McEwan, WPP               +44 (0)20 7408 2204
www.wpp.com